Exhibit 4.48

English Translation for Reference Only

Facility Lease Agreement

Contract No.:XMO12021

Lessor: CEEG (Nanjing) Special Transformer Co., Ltd. (hereinafter referred to as "Party A")

Lessee: CEEG (Nanjing) Renewable Energy Co., Ltd. (hereinafter referred to as "Party B")

To solve problem of production and office of Party B, Party A and Party B are willing to sign following leasing agreement over the matter of production factory lease on the basis of equality, mutual benefit and negotiation.

Article 1 Leased Item and Function

Party A leases new energy factory (22,568 m²) and auxiliary warehouse (2,931.6m²), canteen (2,000m²) to Party B for use. Party B agrees to rent this item. The lease item is used as production, office, storage and canteen.

Article 2 Lease Term and Rent Standard

(1) The lease term of factory shall be from May 1, 2011 to August 30, 2011; the lease term of auxiliary warehouse shall be from May 1, 2011 to April 30, 2014; the lease term of canteen shall be from May 1, 2011 to August 30, 2014.

(2) The rent above shall be calculated at RMB 144/m².The total rent of warehouse in 2011 is two hundred and eighty one thousand, four hundred and thirty three yuan and six chiao only (RMB 281,433.6), the total rent of factory in 2011 is one million and eighty three thousand and two hundred and sixty four yuan only (RMB1,083,264), the total rent of canteen in 2011 is ninety six thousand yuan only (RMB96,000). The rent shall be settled once annually (if it is less than one month, it is calculated according to the percentage of lease days). Party A produces an invoice of total annual rent to Party B.

Article 3 Agreement on Payment of Water, Electricity and Heat Supply Expenses

Party B installs related water meter and electricity meter and the asset is attributed to Party B. From the date both parties sign the agreement and finish handover formality, Party B shall pay water and electricity expense by itself according to amounts of water meter and electricity meter.

Article 4 Party B is responsible for property management of interior of leased item, and Party A is responsible for property management of public region, surrounding roads and greening.

Article 5 Rights and Obligations of Both Parties

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Rights and Obligations of Party A:

(1) Party A shall be entitled to collect rent and related expenses as stipulated;

(2)Party A shall be entitled to examine quality and use of leased factory periodically and properly, but it must get approval of Party B in advance and must not disturb normal production, living order of staff of Party B.

Rights and Obligations of Party B:

(1)Party B shall be entitled to use leased factory as stipulated and assure the lease factory is in sound condition;

(2) Without a written approval of Party A, Party B must not arbitrarily remold leased factory and must not demolish, change and damage architecture structure. With regard to any structural remolding and decoration, Party B must provide Party A with one construction drawing and must get a written approval from Party A before it can start construction. After the lease is over, Party A shall be entitled to require Party B to restore original appearance of leased item;

(3) Party B must not alter the function of leased factory without a written approval of Party A.

(4) Party B must not sub-lease the leased factory to other person without a written approval of Party A.

(5) Party A must not engage in illegal activities and place prohibited goods, must not damaged leased factory and auxiliary facilities, or Party A shall be entitled to dissolve the agreement;

(6)Party A shall pay rent and other expenses according to provisions of the agreement in time;

(7)If Party B and staff assigned by Party B cause personal or property loses of themselves or others intentionally or due to mistakes, Party A doesn't bear any responsibility.

Article 6 Maintenance and Addition to Leased Item

(1) Within lease term, in case of natural damage and failure of leased factory and auxiliary facilities, Party A shall be responsible for repairing them and guarantee normal use of Party B.

(2) Within lease term, Party B may add use facilities of the factory and decorate leased factory on the basis of use demand.

Article 7 Liability for Breach of Contract

(1) Liability for Breach of Party B

a. If Party B arbitrarily remolds the leased item so that its structure is damaged without a written approval of Party A, it shall compensate corresponding loss.

b. If Party B damages leased item due to improper use of leased item, it shall compensate corresponding loss of Party A.

(2) Liability for Breach of Party A

If Party A causes loss of Party B due to violation against articles hereunder, it shall assume corresponding liability.

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(3) In case of natural disaster events due to force majeure, neither party bears liability to the other party. However, after the event of force majeure disappears, the party shall continue to perform the contract if it is performable; if it isn't performable, the agreement shall be dissolved, and both parties shall still settled incurred related rent and expense.

Article 8 Settlement

(1) Within the lease term, either the agreement is dissolved or terminated due to expiration, the rent and management fee shall be still calculated on the basis of standard stipulated hereunder until the date the leased item is returned to Party A.

(2) When Party B returns the leased item, related expenses such as electricity fee and water fee shall be settled in time until the day of return.

Article 9 Renewal

Before lease period hereof is expired, if Party B doesn't notify Party A about termination of the lease agreement by written notice 30 days prior to expiration of lease term, then the agreement shall be automatically postponed, but the lease price shall be re-decided by both parties on the basis of market price, and neither party must not bring up requirement of over 10% market price.

Article 10 Other Provisions

(1)The agreement shall take effect from the date both parties sign and seal it. It validity term shall be until rights and obligations of both parties are performed.

(2) With regard to anything unmentioned in the agreement, both parties may conclude a supplemental agreement through negotiation and the supplemental agreement shall have the same legal force as the agreement.

(3)The agreement shall take effect from the date of signature; it shall be in 2 original copies, and Party A and Party B shall hold one respectively.

Article 11 Solution of Disputes

In case of disputes due to performance of the agreement, both parties shall solve it through negotiation. If negotiation doesn't work, either party may file a lawsuit to the people's court in the place where leased factory is.

Signature date of agreement: May 1, 2011, Nanjing

Party A: CEEG (Nanjing) Special Transformer Co., Ltd.

/seal/ CEEG (Nanjing) Special Transformer Co., Ltd.

Representative (signature):

Party B: CEEG (Nanjing) Renewable Energy Co., Ltd.

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/seal/ CEEG (Nanjing) Renewable Energy Co., Ltd.

Representative (signature):

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